SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

June 29, 2017

Royal Dutch Shell plc (the “Company”) has been notified that following the payment of the interim dividend on June 26, 2017 in respect of the first quarter of 2017, the following Persons Discharging Managerial Responsibilities (“PDMRs”) acquired dividend shares in respect of shares previously vested under employee share plans and held in a Vested Share Account (“VSA”).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Ben van Beurden	26 June 2017	RDSA	1,970.51	EUR 23.69
John Abbott	26 June 2017	RDSB	1,409.16	GBP 21.10
Harry Brekelmans	26 June 2017	RDSA	866.21	EUR 23.69
Andrew Brown	26 June 2017	RDSB	1,617.07	GBP 21.10
Ronan Cassidy	26 June 2017	RDSB	603.41	GBP 21.10
Donny Ching	26 June 2017	RDSA	711.62	EUR 23.69

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Mark Edwards

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ben
Last Name(s)	van Beurden
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Dividend shares in respect of shares previously vested under employee share plans and held in a Vested Share Account
Currency	EUR
Price	23.69
Volume	1,970.51
Total	46,681.38

Aggregated information Volume Price Total	1,970.51 23.69 46,681.38

Date of transaction	26/06/2017
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	John
Last Name(s)	Abbott
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Dividend shares in respect of shares previously vested under employee share plans and held in a Vested Share Account
Currency	GBP
Price	21.10
Volume	1,409.16
Total	29,733.28

Aggregated information Volume Price Total	1,409.16 21.10 29,733.28

Date of transaction	26/06/2017
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Dividend shares in respect of shares previously vested under employee share plans and held in a Vested Share Account
Currency	EUR
Price	23.69
Volume	866.21
Total	20,520.51

Aggregated information Volume Price Total	866.21 23.69 20,520.51

Date of transaction	26/06/2017
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Brown
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Dividend shares in respect of shares previously vested under employee share plans and held in a Vested Share Account
Currency	GBP
Price	21.10
Volume	1,617.07
Total	34,120.18

Aggregated information Volume Price Total	1,617.07 21.10 34,120.18

Date of transaction	26/06/2017
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Dividend shares in respect of shares previously vested under employee share plans and held in a Vested Share Account
Currency	GBP
Price	21.10
Volume	603.41
Total	12,731.95

Aggregated information Volume Price Total	603.41 21.10 12,731.95

Date of transaction	26/06/2017
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Dividend shares in respect of shares previously vested under employee share plans and held in a Vested Share Account
Currency	EUR
Price	23.69
Volume	711.62
Total	16,858.28

Aggregated information Volume Price Total	711.62 23.69 16,858.28

Date of transaction	26/06/2017
Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ M Edwards

	Name:	M Edwards
	Title:	Deputy Company Secretary

Date: June 30, 2017